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                             October 21, 2020

       Alexander Timm
       Chief Executive Officer
       Root, Inc.
       80 E. Rich Street, Suite 500
       Columbus, Ohio 43215

                                                        Re: Root, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-249332

       Dear Mr. Timm:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

       Amendment No. 1 to Form S-1 filed October 20, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operation
       Certain Quarterly Information, page 91

   1. We note your response to prior comment 1 regarding your Ratio of Renewal to Direct
                                                        Earned Premium. Please
revise your disclosure to address the following:
                                                            We note your
revised disclosure that provides a definition of this ratio. Further revise your definition to
specifically disclose the following:
                                                              o  As previously
requested revise to disclose why you believe this ratio to be a meaningful
metric to your investors.
 Alexander Timm
Root, Inc.
October 21, 2020
Page 2
                 o Clarify what renewal premiums are included in the numerator of this ratio. In this regard, it is unclear whether direct or net premiums are included and whether earned or written premiums are included.
                We also note your inclusion of the two new ratios under Direct Accident Period Loss
              Ratio in this table. Revise your disclosure to provide the definitions for each and disclose why these ratios are meaningful to your investors. In your revised disclosure ensure that you clearly indicate the composition of both the numerator and denominator of these ratios.
Notes to Condensed Consolidated Financial Statements
Subsequent Events, page F-55

2. In your October 15, 2020 correspondence you indicate your expectation that your board of directors will act to grant additional equity awards during the week of October 12,
         2020, with the exercise price of any options so granted equal to the initial public offering price, and to be effective when the Registration Statement becomes effective. You further stated these awards would be disclosed in your preliminary prospectus. As your subsequent event footnote is silent and your Item 15 disclosures on page II-1 have not changed from your original filing for any such grants, please tell us whether these grants have been made and, if so, why you do not appear to disclose them. Otherwise, tell us where you have made such disclosure or why such disclosure is not warranted.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameAlexander Timm                               Sincerely,
Comapany NameRoot, Inc.
                                                               Division of
Corporation Finance
October 21, 2020 Page 2                                        Office of
Finance
FirstName LastName